                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                               (Amendment No. 5)/1/


                 Westinghouse Air Brake Technologies Corporation
                            d/b/a Wabtec Corporation
             (formerly known as The Westinghouse Air Brake Company)
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   960386100
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 2002
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [_] Rule 13d-1(d)


________________________
       /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required On the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------                                        -------------------
CUSIP No. 4494894103                    13G                    Page 2 of 5 Pages
---------------------                                        -------------------
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 1.   Name of Reporting Person
      S.S or I.R.S. Identification No. of Above Person

      Harvard Private Capital Holdings, Inc., through Charlesbank
      Equity Fund II, Limited Partnership
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group*
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

      Massachusetts
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                     5.   Sole Voting Power
  NUMBER OF
   SHARES                 2,405,000 shares (See Items 4 and 6)
BENEFICIALLY       -------------------------------------------------------------
  OWNED BY           6.   Shared Voting Power
    EACH
 REPORTING                ----
   PERSON          -------------------------------------------------------------
    WITH             7.   Sole Dispositive Power

                          2,405,000 shares (See Items 4 and 6)
                   -------------------------------------------------------------
                     8.   Shared Dispositive Power

                          ----
--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,405,000 shares (See Items 4 and 6)
--------------------------------------------------------------------------------
10.   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                                                    [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      5.5%
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12.   Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13G

Item 1(a)   Name of Issuer:
                  Westinghouse Air Brake Technologies Corporation

     1(b)   Address of Issuer's Principal Executive Offices:
                  1001 Air Brake Avenue
                  Wilmerding, PA 15148

Item 2(a)   Name of Person Filing:
                  Harvard Private Capital Holdings, Inc., through Charlesbank Equity Fund II, Limited Partnership

     2(b)   Address of Principal Business Office or, if none, Residence:
                  c/o Charlesbank Capital Partners, LLC
                  600 Atlantic Avenue, 26th Floor
                  Boston, MA 02210

     2(c)   Citizenship:
                  Massachusetts

     2(d)   Title of Class of Securities:
                  Common Stock

     2(e)   CUSIP Number:
                  960386100

Item 3 The reporting person is an endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4      Ownership:

     4(a)   Amount beneficially owned:
                  2,405,000 shares

     4(b)   Percent of Class:
                  5.5%

     4(c)   Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote:
                  2,405,000 shares, subject to the terms of the Investment and Advisory Agreement described more fully in Item 6.

                               Page 3 of 5 Pages

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          (ii)  shared power to vote or to direct the vote:
                             ___________

          (iii) sole power to dispose or to direct the disposition of:
                    2,405,000 shares, subject to the terms of the Investment and Advisory Agreement described more fully in Item 6.

          (iv)  shared power to dispose or to direct the disposition of:
                             ___________

Item 5    Ownership of Five Percent or Less of a Class:
                    Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
                    Pursuant to the Investment and Advisory Agreement, dated September 30, 2001, between Charlesbank Capital Partners, LLC ("Charlesbank") and Charlesbank Equity Fund II, Limited Partnership, Charlesbank will act as an investment manager to Harvard Private Capital Holdings, Inc., through Charlesbank Equity Fund II, Limited Partnership in connection with certain investments of Harvard Private Capital Holdings, Inc., through Charlesbank Equity Fund II, Limited Partnership, including the investment in Westinghouse Air Brake Technologies Corporation disclosed herein.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    Not Applicable.

Item 8    Identification and Classification of Members of the Group:
                    Not Applicable.

Item 9    Notice of Dissolution of Group:
                    Not Applicable.

Item 10   Certification:

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 4 of 5 Pages

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After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         HARVARD PRIVATE CAPITAL HOLDINGS, INC.,
                                         through Charlesbank Equity Fund II,
                                         Limited Partnership

                                         By: /s/ Tami E. Nason
                                            ------------------------------------
                                               Name:  Tami E. Nason
                                               Title: Authorized Signatory

February 14, 2003

                                Page 5 of 5 Pages